SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Analysts International Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032681108

(CUSIP Number)

John L. Morgan
4200 Dahlberg Drive, Suite 100
Minneapolis, MN  55422-4837
Tel: (763) 520-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copy to:

Mark T. Hooley
4200 Dahlberg Drive, Suite 100
Minneapolis, MN  55422-4837
Tel: (763) 520-8500

July 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032681108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Winmark Corporation 41-1622691

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization MN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 196,770

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 196,770

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 196,770

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) .81%

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 032681108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John L. Morgan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization MN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 700,611

	8.	Shared Voting Power 350,167

	9.	Sole Dispositive Power 700,611

	10.	Shared Dispositive Power 350,167

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 4.34%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 032681108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk A. MacKenzie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization MN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 75,000

	8.	Shared Voting Power 350,167

	9.	Sole Dispositive Power 75,000

	10.	Shared Dispositive Power 350,167

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 425,167

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.76%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 032681108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rush River Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization MN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 153,397

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 153,397

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 153,397

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) .63%

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 032681108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jack A. Norqual

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization MN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,000

	8.	Shared Voting Power 153,397

	9.	Sole Dispositive Power 90,000

	10.	Shared Dispositive Power 153,397

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 243,397

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) IN

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Item 1.	Security and Issuer
(a) Title of Class of Securities: Common Stock
(b) Name of Issuer: Analysts International Corporation (the “Issuer”)
(c) Address of Issuer’s Principal Executive Offices: 3601 West 76th Street Minneapolis, MN 55435

Item 2.	Identity and Background

This statement is being filed by Winmark Corporation (“Winmark”), Rush River Group, LLC (“Rush River”), John L. Morgan (“Morgan”), Kirk A. MacKenzie (“MacKenzie”), and Jack A. Norqual (“Norqual”).  Winmark, Rush River, Morgan, MacKenzie and Norqual are collectively referred to herein as the “Reporting Persons.”

The following information relates to Winmark.

(a)           Name:  Winmark Corporation

(b)           State of Incorporation:  Minnesota

(c)           Principal Business: Developer, franchisor and operator of value oriented retail stores that buy, sell and consign quality used and new merchandise.

(d)           Principal Business and Office Address: 4200 Dahlberg Drive, Suite 100, Golden Valley, MN  55422-4837.

(e)           Information Required by Clauses (d) and (e) of Item 2 of Schedule 13(d):  See below

The following information relates to Rush River.

(a)           Name:  Rush River Group, LLC

(b)           State of Incorporation:  Minnesota

(c)           Principal Business:  Investment limited liability company

(d)           Principal Business and Office Address:  10400 Viking Drive, Suite 160, Eden Prairie, Minnesota 55344

(e)           Information Required by Clauses (d) and (e) of Item 2 of Schedule 13(d):  See below

Pursuant to General Instruction C to Schedule 13D, Schedule I lists the name, business address and occupation of (a) each executive officer and director of Winmark and Rush River, (b) each person controlling Winmark and Rush River, and (c) each executive officer and director of any corporation or other person ultimately in control of Winmark or Rush River.  No person listed on Schedule I has been convicted in a criminal proceeding during the last five years, nor is subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations.  Further, each person listed on Schedule I is a citizen of the United States.

The following information relates to Morgan.

(a)           Name:  John L. Morgan

(b)           Business Address:  4200 Dahlberg Drive, Suite 100, Golden Valley, MN  55422-4837.

(c)           Principal Occupation:  Chairman and CEO of Winmark Corporation

(d)           Criminal Proceedings:  none

(e)           Civil Proceedings:  none

(f)            Citizenship:  United States

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The following information relates to Norqual.

(a)           Name:  Jack A. Norqual

(b)           Business Address:  10400 Viking Drive, Suite 160, Eden Prairie, Minnesota 55344

(c)           Principal Occupation:  Private investor

(d)           Criminal Proceedings:  none

(e)           Civil Proceedings:  none

(f)            Citizenship:  United States

The following information relates to MacKenzie.

(a)           Name:  Kirk A. MacKenzie

(b)           Business Address:  4200 Dahlberg Drive, Suite 100, Golden Valley, MN  55422-4837.

(c)           Principal Occupation:  Private investor

(d)           Criminal Proceedings:  none

(e)           Civil Proceedings:  none

(f)            Citizenship:  United States

Item 3.	Source and Amount of Funds or Other Consideration
From June through July 2003, Winmark purchased 196,770 shares of Common Stock for aggregate consideration of $452,571. Winmark acquired such shares using working capital.
From February 2002 to February 2003, Rush River acquired 153,397 shares of Common Stock for aggregate consideration of $366,619. Rush River acquired such shares using working capital.
From June 2000 to June 2003, Morgan acquired 700,611 shares of Common Stock for aggregate consideration of $1,772,546. Morgan acquired such shares using personal funds.
From November 2002 to February 2003, MacKenzie acquired 75,000 shares of Common Stock for aggregate consideration of $138,750. Mackenzie acquired such shares using personal funds.
From January 2003 to February 2003, Norqual acquired 90,000 shares of Common Stock for aggregate consideration of $166,500. Norqual acquired such shares using personal funds.

Item 4.	Purpose of Transaction
The Reporting Persons have acquired the Common Stock described herein in order to obtain an equity position in the Issuer.

The Reporting Persons have no plans at this time with respect to the Issuer which would result in an extraordinary corporate transaction or sale or transfer of assets of the Issuer, a change in the Board of Directors or management or charter or bylaws of the Issuer, the delisting of the Issuer securities or any similar transaction.  However, the Reporting Persons will continue to review all available alternatives and may elect a different course of action in the future.

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Item 5.	Interest in Securities of the Issuer

(a)    Number and Percentage of Class beneficially owned: As of July 1, 2003, the Reporting Persons owned the amount of Common Stock set forth below.  The percentage set forth below represents the percentage of the outstanding shares of Common Stock based on 24,199,307 shares outstanding as of April 28, 2003, as reported in the Issuer’s Form 10-Q for the quarterly period ended March 29, 2003.

Reporting Person	Shares of Common Stock	Percent of Common Stock
Winmark	196,770.81%
Rush River	153,397.63
Morgan	700,611	2.90
Norqual	90,000.37
Mackenzie	75,000.31

As of July 1, 2003, the Reporting Persons beneficially owned an aggregate 1,215,778 shares of Common Stock representing 5.02% of the outstanding shares of Common Stock of the Issuer based on 24,199,307 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for period ended March 29, 2003.

(b) Voting and Dispositive Power:
The information set forth in Items 7 through 11 of the cover pages is incorporated herein by reference.

(c)    The information concerning transactions in the Common Stock effected by the Reporting Persons in the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference.  All of the transactions were open market transactions.

(d) Right to Direct the Receipt of Dividends: Not Applicable.
(e) Last Date on Which Reporting Person Ceased to be a 5% Holder: Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
Agreement dated as of June 30, 2003 by and among the signatories of this statement on Schedule 13-D with respect to its filing.

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EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

1	Agreement, dated as of June 30, 2003, by and among the signatories of this Statement with respect to its filing.

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